                                   PROMISSORY NOTE



$1,000,000.00      Miami, Florida                  October 13, 1998
-------------------------------------------------------------------------------

     FOR VALUE RECEIVED, AMERICAN CARD TECHNOLOGY, INC., a Delaware corporation ("Maker") promises to pay to the order of PROMETHEUS TRUST, a trust formed under the laws of Gibralter ("Holder") at its chief executive office at P.O. Box 270, Gibralter, or at such other place as may be designated in writing from time to time by Holder, the maximum aggregate principal sum of up to One Million and 00/100 Dollars ($1,000,000.00), together with interest accruing on the unpaid balance of this Note, at a fixed rate per annum equal to ten percent (10.00%). Interest shall be charged on the principal balance from time to time outstanding on the basis of the actual number of days elapsed computed on the basis of a three hundred sixty (360) day year. Interest shall be due and payable in arrears on the Maturity Date, as hereinafter defined.

     The principal amount of this Note shall be advanced by Holder, at Holder's sole discretion, from time to time. Advances and payments under this Note shall be evidenced by a ledger maintained by Holder and attached hereto which shall set forth, among other things, the principal amount of any advances and payments therefor. The outstanding principal amount, together with all accrued but unpaid interest thereon, shall be due and payable in full on June 30, 2001 (the "Maturity Date").

     This Note is subject in all respects to the terms and conditions of that certain Loan Agreement dated this date between Maker and Holder, including, without limitation, Events of Default and repayment terms set forth therein.

     Maker hereof further promises to pay, in addition to said principal sum and interest, all taxes assessed upon this Note, and all reasonable costs and expenses, including, without limitation, attorneys' fees, incurred in the collection of this Note.

     Maker shall have the right to prepay the outstanding principal amount of this Note, in whole or in part at any time. Any partial prepayments shall be applied first to accrued and unpaid interest and second to the principal outstanding under this Note.

     Notwithstanding any provisions of this Note, it is the understanding and agreement of Maker and Holder that the rate of interest to be paid by Maker to Holder shall not exceed the highest or maximum rate of interest permissible to be charged by a lender such as Holder to a commercial borrower such as Maker under the laws of the State of Georgia. Any amount paid in excess of such rate shall be considered to have been payments in reduction of principal.

     Maker waives diligence, demand, presentment for payment, notice of nonpayment, protest and notice of protest, and notice of any renewals or extensions of this Note, and all rights under any statute of limitations, and agrees that the time for payment of this Note may be extended at Holder's sole discretion, without impairing Maker's liability thereon.

     This Note shall be governed by and construed in accordance with the laws of the State of Georgia.

                                        AMERICAN CARD TECHNOLOGY, INC.


                                        By:    /s/ Lawrence O. Perl
                                             ----------------------
                                        Its    CEO